UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.    )*

Ventyx Biosciences, Inc.
(Name of Issuer)
Common Stock, $0.0001 par value per share
(Title of Class of Securities)
92332V107
(CUSIP Number)

Joshua L. Targoff
Third Point LLC
55 Hudson Yards
New York, NY 10001
(212) 715-3880
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 25, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:   ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 92332V107

1	NAMES OF REPORTING PERSONS Third Point LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 4,312,834(1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 4,312,834(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,312,834(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.57% (1)
14	TYPE OF REPORTING PERSON (See Instructions) OO
(1) Consists of (i) 3,365,569 shares of common stock, $0.0001 par value per share (“Common Stock”) of Ventyx Biosciences, Inc. (the “Issuer”) resulting from the 1-for-9.5644 reverse stock split of the Issuer’s capital stock on October 11, 2021 (the “Reverse Stock Split”) and the automatic conversion of all of the Issuer’s Series A Convertible Preferred Stock (“Series A Preferred Stock”), Series A-1 Convertible Preferred Stock (“Series A-1 Preferred Stock”) and Series B Convertible Preferred Stock (“Series B Preferred Stock”) in connection with the consummation of the Issuer’s initial public offering of Common Stock on October 25, 2021 as set forth in the Issuer’s Prospectus, dated October 20, 2021, as filed with the U.S. Securities and Exchange Commission (“SEC”) on October 21, 2021 (the “Prospectus”) and (ii) 947,265 shares of Common Stock acquired in connection with the Issuer’s initial public offering of Common Stock as more fully described in the Prospectus.

SCHEDULE 13D
CUSIP No. 92332V107

1	NAMES OF REPORTING PERSONS Daniel S. Loeb
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 4,312,834 (1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 4,312,834 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,312,834 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.57% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN
(1) Consists of (i) 3,365,569 shares of Common Stock resulting from the Reverse Stock Split and the automatic conversion of all of the Issuer’s Series A Preferred Stock, Series A-1 Preferred Stock and Series B Preferred Stock in connection with the Issuer’s initial public offering of Common Stock on October 25, 2021 as set forth in the Prospectus and (ii) 947,265 shares of Common Stock acquired in connection with the Issuer’s initial public offering of Common Stock as more fully described in the Prospectus.

Item 1. Security and Issuer.
This Statement on Schedule 13D (this “Schedule 13D”) relates to the Common Stock of the Issuer. The Issuer’s principal executive offices are located at 662 Encinitas Blvd, Suite 250, Encinitas, California 92024.
Item 2. Identity and Background.
(a) This Schedule 13D is being filed by Third Point LLC, a Delaware limited liability company (the “Management Company”), and Daniel S. Loeb (“Mr. Loeb” and, together with the Management Company, the “Reporting Persons”).

(b) The principal business address of the Reporting Persons is 55 Hudson Yards New York, New York 10001.
(c) The principal business of the Management Company is to serve as investment manager or adviser to a variety of hedge funds and managed accounts (such funds and accounts, collectively, the “Funds”, including Third Point Ventures, LLC (“TPV”)), and to control the investing and trading in securities of the Funds. The principal occupation of Mr. Loeb is serving as Chief Executive Officer of the Management Company.
(d) (e) During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Loeb is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration
Pursuant to a share purchase agreement, dated February 26, 2021, entered into by and among the Issuer, Oppilan Pharma Ltd. (“Oppilan”) and certain securityholders of Oppilan (the “Oppilan Purchase Agreement”), the Issuer acquired all of the outstanding equity interests of Oppilan (the “Oppilan Acquisition”).  In accordance with the terms of the Oppilan Purchase Agreement, following the closing of the Oppilan Acquisition on February 26, 2021, the Funds received 2,093,278 shares of Series A-1 Preferred Stock from the Issuer, valued at $6.4 million in the aggregate, in exchange for their equity interests of Oppilan, as more fully described in the Prospectus and as adjusted to reflect the Reverse Stock Split. The foregoing description of the Oppilan Purchase Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Oppilan Purchase Agreement, which was previously filed with the SEC on September 29, 2021 as Exhibit 2.3 to the Form S-1 of the Issuer and is incorporated by reference herein.
Prior to the Issuer’s initial public offering, the Funds acquired (i) 438,632 shares of Series A Preferred Stock from the Issuer at a price of $9.12 per share on February 26, 2021, (ii) 438,632 shares of Series A Preferred Stock from the Issuer at a price of $9.12 per share on June 10, 2021 and (iii) 395,027 shares of Series B Preferred Stock from the Issuer at a price of $12.66 per share on September 9, 2021, in each case as more fully described in the Prospectus and as adjusted to reflect the Reverse Stock Split.
In connection with the Issuer’s initial public offering of Common Stock on October 25, 2021, all shares of the Issuer’s Series A Preferred Stock, Series A-1 Preferred Stock and Series B Preferred Stock were automatically converted into shares of Common Stock as more fully described in the Prospectus. As a result of the conversion of the Series A Preferred Stock, Series A-1 Preferred Stock and Series B Preferred Stock held by the Funds, the Reporting Persons were deemed to beneficially own 3,365,569 shares of Common Stock held by the Funds.
In connection with the Issuer’s initial public offering of Common Stock on October 25, 2021, the Funds acquired 947,265 shares of Common Stock from the underwriters at the initial public offering price of $16.00 per share. Following the consummation of the Issuer’s initial public offering on October 25, 2021, the Reporting Persons were deemed to beneficially own 4,312,834 shares of Common Stock held by the Funds. Each share of Common Stock is entitled to one vote per share.
The Funds expended their own investment capital to acquire the securities of the Issuer held by them.
Item 4. Purpose of Transaction.
The Reporting Persons acquired the securities reported herein for investment purposes.
The Reporting Persons do not currently have any plans or proposals with respect to:
(a) Except as set forth below in this Item 4, the acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e) Any material change in the present capitalization or dividend policy of the Issuer;
(f) Any other material change in the Issuer's business or corporate structure;
(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
(h) Causing a class of securities of the Issuer to be delisted from the New York Stock Exchange;
(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or
(j) Any action similar to any of those enumerated above.
The Reporting Persons intend to review their investment in the Issuer’s shares of Common Stock on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of Common Stock (but without acquiring a control stake in the Issuer’s capital stock) or selling some or all of their shares of Common Stock.
Item 5. Interest in Securities of the Issuer.
(a) On the date of this Schedule 13D, the Reporting Persons beneficially own an aggregate of 4,312,834 shares of Common Stock of the Issuer held by the Funds (such shares, the “Shares”). The Shares represent approximately 8.57% of the Issuer’s Common Stock outstanding. Calculations of the percentage of Common Stock beneficially owned assumes 50,351,317 shares of Common Stock outstanding following the consummation of the Issuer’s initial public offering of Common Stock on October 25, 2021, as more fully described in the Prospectus, including the full exercise of the underwriters’ option to purchase 1,420,898 additional shares of Common Stock, as described in the Issuer’s closing press release, dated October 25, 2021, which was previously filed with the SEC on October 25, 2021 as Exhibit 99.1 to the Form 8-K of the Issuer.
(b) Each of the Reporting Persons shares voting and dispositive power over the Shares held directly by the Funds.
(c) Other than as reported in Item 3 of this Schedule 13D, none of the Reporting Persons has effected any transaction in the past 60 days in the Issuer’s Common Stock.
(d) Other than the Funds that directly hold the securities of the Issuer, and except as set forth in this Item 5, no other person is known to have the right to receive, or the power to direct the receipt of, dividends from or proceeds from the sale, of the Shares.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
The information contained in Items 3, 4 and 5 is incorporated by reference herein, as applicable.
Investors’ Rights Agreement
Pursuant to the Amended and Restated Investors’ Rights Agreement, dated as of September 9, 2021, between the Issuer, TPV and certain other holders listed therein (the “Investors’ Rights Agreement”), TPV is entitled to certain registration rights in connection with the resale of the Shares and any other Common Stock of the Issuer acquired by TPV (the “Registrable Securities”), including customary demand rights, piggyback rights and a resale shelf registration statement covering the Registrable Securities and a right of first offer for future issuances of equity securities of the Issuer as set forth in the Investors’ Rights Agreement and as more fully described in the Prospectus. In addition, under the Investors’ Rights Agreement, TPV is subject to a market stand-off provision pursuant to which TPV, subject to certain exceptions, agreed to not, without the prior written consent of the managing underwriter of the Issuer’s initial public offering, transfer the Shares, including any hedging transactions, during the period commencing on the date of the final prospectus relating to such initial public offering and ending on the date specified by the Issuer and such managing underwriter (such period not to exceed 180 days), as set forth in the Investors’ Rights Agreement and as more fully described in the Prospectus.
The foregoing description of the Investor Rights Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Investor Rights Agreement, which was previously filed with the SEC on September 29, 2021 as Exhibit 4.1 to the Form S-1 of the Issuer and is incorporated by reference herein.
Item 7. Material to Be Filed as Exhibits.
Exhibit Number
1.	Joint Filing Agreement, dated as of November 4, 2021, by and among the Reporting Persons (filed herewith).
2.
Power of Attorney granted by Daniel S. Loeb in favor of William Song and Joshua L. Targoff, dated February 17, 2021, which was previously filed with the SEC on March 4, 2021 as Exhibit 24 to the Form 4 filed by Third Point LLC and Daniel S. Loeb with respect to Radius Global Infrastructure Inc. and is incorporated herein by reference.

3.
Share Purchase Agreement, dated as of February 26, 2021, entered into by and among Ventyx Biosciences, Inc., Oppilan Pharma Ltd. and certain securityholders of Oppilan Pharma Ltd., which was previously filed with the SEC on September 29, 2021 as Exhibit 2.3 to the Form S-1 of Ventyx Biosciences, Inc. and is incorporated herein by reference.

4.
Amended and Restated Investors’ Rights Agreement, dated as of September 9, 2021, entered into by and among Ventyx Biosciences, Inc., Third Point Ventures, LLC and certain other holders of the Issuer’s capital stock, which was previously filed with the SEC on September 29, 2021 as Exhibit 4.1 to the Form S-1 of Ventyx Biosciences, Inc. and is incorporated herein by reference.

SIGNATURES
After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: November 4, 2021

THIRD POINT LLC

By:	/s/ William Song
Name:	William Song
Title:	Attorney-in-Fact

DANIEL S. LOEB

By:	/s/ William Song
Name:	William Song
Title:	Attorney-in-Fact